Brandes Investment Partners, L.P.
11988 El Camino Real, Suite 600
San Diego, California 92130

March 31, 2017

VIA EDGAR TRANSMISSION

Ms. Kathy Churko
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Brandes Investment Trust (the “Trust”) File Nos.: 33-81396 and 811-08614

Dear Ms. Churko:

This letter is in response to the Staff’s oral comments and suggestions provided on March 1, 2017 to Lillian Kabakali of U.S. Bancorp Fund Services, LLC pursuant to your review of (1) the Form N-CSR filed on November 28, 2016; and (2) the registration statement filed pursuant to Rule 485(b), each with respect to the Trust.  For your convenience, your comments and suggestions are summarized below and set forth in bold typeface.  The Trust’s responses immediately follow your summarized comments and suggestions.

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The Trust’s responses to your comments are as follows:

Staff Comment:  The Staff noted that the Funds have expense limitation agreements in place.  Please confirm that the following statement is applicable and update the disclosure in future filings as appropriate to state that “any recapture of a fee waived or expense reimbursed should occur within three years of the specific waiver or reimbursement.” It is the Staff’s position that any recapture of a fee waived or expense reimbursed should occur within three years of the specific waiver or reimbursement (on a rolling 36-month basis).

Response:  The Advisor has considered the Staff’s comment and will present this comment to the Board of Trustees at its next scheduled meeting with a request to approve and amend the Fund’s operating expenses limitation agreement to reflect a rolling 36-month expense reimbursement schedule.  Subsequent to the Board’s approval, the Advisor will amend the relevant section of the operating expenses limitation agreement and instruct the Funds’ service provider to make the appropriate revisions in its methodology.

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I trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact Elaine E. Richards at (626) 914-7363.

Sincerely,

/s/ Thomas M. Quinlan
Thomas M. Quinlan
Brandes Investment Trust

cc: Michael Glazer, Morgan, Lewis & Bockius LLP